Mail Stop 6010

August 21, 2007

J. Patrick Gallagher, Jr.
Chief Executive Officer
Arthur J. Gallagher & Co.
Two Pierce Place
Itasca, IL 60143

> **Re:** **Arthur J. Gallagher & Co.**
> **Definitive Proxy Statement**
> **Filed April 5, 2007**
> **File No. 001-09761**

Dear Mr. Gallagher:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 12

1.   Please describe with greater specificity what your compensation programs are designed to reward. Please also describe how you determine the amounts, and, where applicable, the formula for each element of compensation. Also describe how each element fits into your overall compensation objectives and how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation package. See Item 402(b)(1)(ii), (iv) and (v) of Regulation S-K.

2.   Although you provide a description of how company performance affects annual bonuses, we note minimal analysis of the effect individual performance has on compensation awards despite your disclosure that indicates compensation-related decisions are made in connection with individualized goals. Please expand your disclosure to provide additional discussion and analysis of how individual performance contributed to actual compensation awards for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

3.   You disclose that the Compensation Committee retained Sibson Consulting. Describe in greater detail the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Compensation for NEOs Should Be Competitive, page 14

4.   Given that you utilize benchmarking in your evaluation of executive compensation, please expand your disclosure to address how you target each element of compensation against the comparator companies. Please specify how each element of compensation relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where payments actually fell within the targeted parameters.

Incentive Compensation Plans, page 15

5.   You disclose that as a threshold, no awards would be payable for 2006 unless your revenue exceeded $1.5 billion and pre-tax income was positive. We note in this regard that $1.5 billion in revenues represented approximately a 1% increase in revenues over 2005 and that you have experienced negative pre-tax income only once in the last ten years. Please discuss and analyze how the Compensation

Committee determined these threshold levels and what the additional payments to be made under the Senior Management Incentive Plan were intended to incentivize if the thresholds were met.

6. You disclose that if a NEO has responsibility for a single business unit, then such unit's performance is used to determine if the threshold levels are obtained, and that for other NEOs, company-wide performance is used to determine if the thresholds are obtained. Please expand your discussion to clarify which business units each NEO was responsible for and provide sufficient detail regarding the relevant metrics that were considered in determining whether the performance of that unit had met the targeted thresholds. Disclose how and why such thresholds were determined and what the thresholds were designed incentivize.

7. You disclose that the performance level of J. Patrick Gallagher, Jr., your CEO, made him eligible to receive an award of up to 150% of his base salary. According to your table on page 16 and related disclosure, it appears that in order for your CEO to achieve a maximum of 150% of base salary, 2006 revenue would have had to increase by 10% or more from 2005. Based on the information filed in your annual report on Form 10-K for the relevant periods, it does not appear that such revenue target was achieved. As such, please clarify how it was determined that your CEO was eligible for an award of up to 150% of his base salary.

8. You disclose that the Compensation Committee decided to reduce the SMIP awards to the CEO and to Messrs. Gault and McGurn to a level below the maximum for which those NEOs were eligible. Please discuss and analyze the factors the Compensation Committee considered in reducing these awards and what outcomes the Compensation Committee intended to incentivize through such reductions.

Awards, page 26

9. You disclose that you made awards to each of the NEOs under the Deferred Equity Participation Plan on March 14, 2006. Please indicate why the Compensation Committee decided to make these awards; for example, were the awards tied to the accomplishment of financial or personal objectives? Provide discussion and analysis as to how the Compensation Committee determined the number of shares to award to each NEO.

Certain Relationships and Related Transactions, page 44

10.   For the related party transactions described in the second full paragraph on page 45, please indicate the position held by each related party. Refer to Item 404(a)(6) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

        Please contact me at (202) 551-3635 with any questions.

                                                                Sincerely,

                                                                Tim Buchmiller
                                                                Senior Attorney